Exhibit 99.1

Corporación América Airports S.A. Reports March 2021 Passenger Traffic

Total passenger traffic down 44.0% year-on-year impacted by the COVID-19 pandemic

LUXEMBOURG--(BUSINESS WIRE)--April 14, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 44.0% YoY passenger traffic decline in March 2021, and 71.3% when compared to the same period of 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Mar'21	Mar'20(2)(3)	% Var.	YTD’21	YTD'20(1)(2)(3)	% Var.
Domestic Passengers (thousands)	1,333	2,056	-35.2%	4,368	9,861	-55.7%
International Passengers (thousands)	362	1,055	-65.7%	1,036	5,347	-80.6%
Transit Passengers (thousands)	288	429	-32.8%	1,131	1,903	-40.5%
Total Passengers (thousands)	1,983	3,540	-44.0%	6,535	17,111	-61.8%
Cargo Volume (thousand tons)	26.4	24.7	6.9%	67.9	83.7	-18.9%
Total Aircraft Movements (thousands)	32.6	42.0	-22.3%	98.4	178.6	-44.9%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Mar'21	Mar'19(3)	% Var.	YTD’21	YTD'19(1)(3)	% Var.
Domestic Passengers (thousands)	1,333	3,945	-66.2%	4,368	11,545	-62.2%
International Passengers (thousands)	362	2,267	-84.1%	1,036	6,754	-84.7%
Transit Passengers (thousands)	288	694	-58.4%	1,131	2,272	-50.2%
Total Passengers (thousands)	1,983	6,906	-71.3%	6,535	20,571	-68.2%
Cargo Volume (thousand tons)	26.4	38.3	-31.0%	67.9	105.1	-35.4%
Total Aircraft Movements (thousands)	32.6	71.5	-54.4%	98.4	212.7	-53.7%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)

Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019, as well as 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.

(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in March 2021 dropped 44.0% YoY, reflecting the continued impact of the COVID-19 pandemic on air travel across all countries of operations. Certain travel restrictions and requirements are in place in most countries, while overall demand remains weak. International traffic declined by 65.7% YoY, while domestic traffic dropped 35.2% YoY. When compared to 2019, overall passenger traffic declined 71.3%, while international and domestic passenger traffic dropped 84.1% and 66.2%, respectively.

In Argentina, total passenger traffic declined 47.1% YoY. International passenger traffic declined 77.1% YoY, mainly impacted by prolonged government restrictions to international flights, including the continued closure of borders to non-resident foreigners, with certain exceptions. Furthermore, starting March 27, 2021, flights from Brazil, Chile and Mexico were banned from entering the country and additional travel requirements are in force for argentine nationals. Domestic passenger traffic dropped 32.0% YoY. Moreover, on March 15th, 2021, Aeroparque Airport resumed operations, after being closed since August 1st, 2020 to carry out works in the runway and terminal building. When compared to 2019, overall passenger traffic declined 73.5%, with international and domestic passenger traffic declines of 88.4% and 66.0%, respectively.

In Italy, passenger traffic declined 79.1% YoY, with international and domestic traffic down 92.0% and 52.4% YoY, respectively, reflecting prolonged air travel restrictions reenacted by the Italian government in 4Q20. Moreover, Florence Airport reopened on April 2nd, 2021 after remaining closed to operations since February 1st, 2021 to allow the execution of works on the runway. Total passenger traffic against 2019 declined 96.4%, while international and domestic passenger traffic dropped 98.7% and 90.2%, respectively.

In Brazil, total passenger traffic declined 39.2% YoY. Domestic passenger traffic declined 41.1% YoY, while international traffic dropped 96.3% YoY, mainly driven by the spread of a new COVID-19 strain in the country, coupled with low overall demand. Compared to the same month in 2019, overall passenger traffic declined 62.5%, while international and domestic passenger traffic dropped 64.3% and 97.8%, respectively.

In Uruguay, passenger traffic declined 85.3% YoY, impacted by the prolonged closure of borders to non-resident foreigners, with certain exceptions, and weak demand. Total passenger traffic declined 92.0% compared to 2019.

In Ecuador, passenger traffic declined 33.3% YoY, with declines of 25.5% in international traffic and 33.5% in domestic traffic. Total passenger declined 64.6% against 2019, while international and domestic passenger traffic dropped 58.8% and 69.5%, respectively.

In Armenia total passenger traffic declined 5.7% YoY, and 41.7% compared to March 2019.

Cargo Volume and Aircraft Movements

Cargo volume increased 6.9% YoY, mainly due to growth of 14.1% in Argentina, 22.5% in Italy and 3.3% in Brazil. This was partially offset by a decline of 21.4% in Armenia, an 8.1% in Ecuador, and a 2.0% in Uruguay. When compared to 2019, total cargo volume dropped 31.0%.

Aircraft movements declined 22.3% YoY, mainly attributed to decreases of 22.5% in Argentina, 23.8% in Brazil, 66.1% in Italy and 42.9% in Uruguay. Aircraft movements also declined 20.1% in Peru and 10.1% in Armenia. This was partially offset by a 13.3% YoY increase in Ecuador. When compared to 2019, Aircraft movement declined 54.4%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Mar'21	Mar'20	% Var.	YTD'21	YTD'20	% Var.
Passenger Traffic (thousands)
Argentina(1)	991	1,873	-47.1%	2,791	8,894	-68.6%
Italy	19	91	-79.1%	74	1,003	-92.6%
Brazil(2)	593	974	-39.2%	2,653	4,365	-39.2%
Uruguay	15	101	-85.3%	45	526	-91.5%
Ecuador	145	217	-33.3%	385	980	-60.7%
Armenia	116	124	-5.7%	271	554	-51.1%
Peru	105	161	-34.9%	317	787	-59.7%
TOTAL	1,983	3,540	-44.0%	6,535	17,111	-61.8%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.
Cargo Volume (tons)
Argentina	14,397	12,614	14.1%	36,165	45,546	-20.6%
Italy	1,342	1,096	22.5%	3,403	3,212	5.9%
Brazil	4,987	4,827	3.3%	13,701	15,690	-12.7%
Uruguay(3)	2,573	2,626	-2.0%	6,202	6,721	-7.7%
Ecuador	1,480	1,611	-8.1%	4,457	7,134	-37.5%
Armenia	1,358	1,728	-21.4%	3,228	4,331	-25.5%
Peru	287	227	26.5%	697	1,051	-33.7%
TOTAL	26,425	24,728	6.9%	67,852	83,685	-18.9%
Aircraft Movements
Argentina	17,574	22,666	-22.5%	49,902	93,770	-46.8%
Italy	645	1,904	-66.1%	2,177	11,307	-80.7%
Brazil	7,476	9,815	-23.8%	26,262	36,664	-28.4%
Uruguay	884	1,548	-42.9%	2,381	7,685	-69.0%
Ecuador	3,577	3,157	13.3%	11,270	17,200	-34.5%
Armenia	1,255	1,396	-10.1%	2,975	5,471	-45.6%
Peru	1,203	1,506	-20.1%	3,430	6,497	-47.2%
TOTAL	32,614	41,992	-22.3%	98,397	178,594	-44.9%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411